EXHIBIT 99.2

STATISTICAL SUMMARY

For the years ended December 31	2006	2005	2004
Operations Data
El Peñón
Tonnes processed (000’s)	935	880	837
Gold grade (grams per tonne milled)	8.0	11.1	12.2
Gold recoveries	95%	96%	97%
Minera Florida
Tonnes processed (000’s)	216	-	-
Gold grade (grams per tonne milled)	6.8	-	-
Gold recoveries	81%	-	-
Production Data (in 000’s of ounces for Gold and Silver/Tonnes for Zinc)
Gold
El Peñón	230	304	314
Minera Florida	38	-	-
Beartrack(1)	-	-	1
Total Gold	268	304	315
Silver		-
El Peñón	6,429	5,538	4,812
Minera Florida	135		-
Total Silver	6,564	5,538	4,812
Zinc
Minera Florida	1,921	-	-
Cash Cost of Production (USD per gold ounce by-product method)
El Peñón	$(50)	$38	$50
Minera Florida	144	-	-
Weighted Average	(22)	38	50
Total Cost of Production (USD per gold ounce)
El Peñón	$35	$88	$105
Minera Florida	364	-	-
Weighted Average	81	88	105

Notes:
Cash cost of production includes all direct mining and processing expenses less silver credits which are treated as a by-product. Total cost of production comprises the cash cost of production plus depreciation, depletion and amortization, which includes amortization of asset retirement costs. Cash cost and Total cost of production are non-GAAP measurements (see non-GAAP Measures section of the MD&A for an explanation and reconciliation of this information).
(1) Beartrack operations ceased mining in April 2000 and concluded economic recovery by September 2000. All residual gold production at Beartrack has been accounted for as part of reclamation and closing costs.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings.

Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated on February 22, 2007 and provides a detailed analysis of the Company’s financial condition and results of operations for the year 2006 compared with the previous year. The MD&A should be read in conjunction with the consolidated financial statements as at December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 and related notes. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reports in United States (“U.S.”) dollars (“USD”). Reference should be made to note 26 of the financial statements for a reconciliation between Canadian GAAP and U.S. GAAP. All dollar amounts in this MD&A are in millions of USD unless otherwise specified. Management’s Discussion and Analysis for the fourth quarter of 2006 are incorporated by reference into and form part of this MD&A.

The Company’s filings with the securities regulatory authorities in Canada, including the fourth quarter of 2006 MD&A, are available at www.sedar.com, and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

Overview

Meridian Gold Inc. (“Meridian” or the “Company”) is a mid-tier gold producer with mining operations in Chile, development projects in Nevada and Chile, and exploration projects throughout the Americas.

Discussion of Properties

El Peñón
The El Peñón property is located 165 kilometers to the south-east of the port city of Antofagasta in northern Chile. Gold was first discovered on the property by the Company’s geologists in 1993. Portions of the current land position of about 720 square kilometers are relatively unexplored, as most exploration work prior to 2005 focused on the central core area of 40 square kilometers. During 2006, along with the core area, an additional 10 square kilometers surrounding the Fortuna vein system was explored. Expansion during 2006 focused on the Fortuna, Providencia, Dorada, Angosta and Al Este structures.

In 2006, El Peñón continued to deliver low-cost, profitable results. The mine produced 230,145 ounces of gold and 6.4 million ounces of silver at a cash cost of negative ($50) per gold ounce using silver as a by-product credit compared to 303,509 ounces of gold and 5.5 million ounces of silver at a cash cost of $38 per gold ounce during 2005. Total production costs including depreciation, depletion and amortization were $35 per gold ounce, 61% lower than the $88 per gold ounce in 2005. Cash cost and total production cost per ounce are non-GAAP measurements (see the non-GAAP Measures section of the MD&A for the explanation and reconciliation of these measures).

The mill processed 935,105 tonnes of ore in 2006, an increase of 6% over the previous year’s 880,228 tonnes. The increase was achieved primarily through process and efficiency improvements in the milling and crushing circuits. The Company processed an average of 8.0 grams per tonne of gold and 231 grams per tonne of silver in 2006. The Company’s recovery of gold was 95%; which is slightly lower than the prior year’s gold recovery of 96%. The underground mines produced 860,609 tonnes of ore in 2006 compared to 913,608 tonnes of ore from the underground and open pit mines in 2005. The Company continues to maintain a stockpile of ore in front of the mill to provide operating flexibility and provide ore to the mill as the mine expansions ramp up to the 2,800 tonnes per day level.

The underground material is mined by the bench-and-fill method. During 2006, approximately 8 kilometers of underground development was completed. For 2007, roughly the same amount of underground development is expected to be completed with a significant portion related to the development of the Providencia, Fortuna and Al Este zones.

The underground contract mining company, Constructora Gardilcic S.A. (“Gardilcic”), continued being a strategic partner to Meridian in meeting mining targets. In January 2005, the Company entered into a five year agreement with Gardilcic to continue to provide underground mining services. During 2006, the Company entered into a five year contract with a second underground mining contract company, Proyecta S.A., to provide services for the Fortuna mine.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

At the end of 2006, mineral reserves at El Peñón totaled 2.0 million gold ounces and 81.8 million silver ounces, compared with 2.1 million ounces of gold and 76.4 million ounces of silver at year-end of 2005. During 2006, 0.2 million gold ounces and 6.5 million ounces of silver were processed. Mineral resources in the measured and indicated category increased 0.2 million ounces of gold and 4.9 million ounces of silver to 0.9 million ounces of gold and 24,021 million ounces of silver at the year-end of 2006. Mineral resources in the inferred category increased 31,000 ounces of gold and decreased by 6.9 million ounces of silver to 0.6 million ounces of gold and 20,759 million ounces of silver at the year-end of 2006. The reserves and resources of El Peñón were prepared under the supervision of Greg Walker, an employee of Meridian, and have been audited by David W. Rennie, of Scott Wilson Roscoe Postle Associates Inc. who are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators.

About $4.2 million was expensed at El Peñón during the year on surface exploration, primarily at the Dorada, Fortuna, Providencia and Al Este structures. These vein zones will continue to provide exploration potential in the future as the Company accesses the Providencia vein zone from underground locations and continues to further develop the Fortuna and Dorada veins, concurrent with the mining from the existing infrastructure in the Quebrada Colorada, Quebrado Orito and Cerro Martillo veins.

The Company remains focused on developing the full potential of its property position at El Peñón. In 2007, surface exploration will be focused on further defining the Fortuna, Providencia, Al Este, Angosta and Martillo Flats structures as well as continued drilling on targets extending to the east of known structures. For 2007, the Company expects El Peñón to produce approximately 230,000 ounces of gold.

Minera Florida
On July 1, 2006 the Company announced its decision to exercise its purchase option to acquire a 100% interest in Minera Florida S.A. for $100.0 million. As of July 1, 2006, production and production costs from the Minera Florida operations were realized by Meridian’s 100% owned subsidiary in Chile. The transition of the Minera Florida personnel and operation into Meridian was successfully completed during the third quarter of 2006. Data presented below is for the six-month period only and no comparative information is expressed.

The Minera Florida project mine and plant are located on approximately 120 square kilometers of land SSW of Santiago, in the historic Alhue mining district of Chile. Historically, the mine has produced approximately 70,000 ounces of gold annually at a cash operating cost of about $200 per ounce using accompanying silver and zinc as by-product credits. The Company released a National Instrument 43-101 compliant technical report on February 13, 2007. The report was based on June 30, 2006 information on mineral reserves at Minera Florida of 0.4 million gold ounces and 1.9 million silver ounces. The technical report was prepared by Hrayr Agnerian and James L. Pearson, of Scott Wilson Roscoe Postle Associates Inc., who are qualified persons as defined in National Instrument 43-101.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

As at July 1, 2006
Current assets	$4.4
Mineral property, plant and equipment	132.5
Other long-term assets	5.5
Total assets acquired	142.4
Current liabilities	(10.5)
Long-term liabilities	(32.3)
Total liabilities assumed	(42.8)
Net assets acquired	$99.6

During the period of July 1 through December 31 of 2006, Minera Florida produced 37,968 ounces of gold and 135,463 ounces of silver at a cash cost of $144 per gold ounce. Total production costs including depreciation, depletion and amortization were $364 per gold ounce. Cash cost and total production cost per ounce are non-GAAP measurements (see the non-GAAP Measures section of the MD&A for the explanation and reconciliation of these measures).

The mill processed 215,842 tonnes of ore during the second half of 2006, at an average of 6.8 grams per tonne of gold, 27 grams per tonne of silver and 1.5% zinc. The Company’s recovery for gold was 81%, for silver was 72% and for zinc was 65%. The underground mines produced 212,217 tonnes of ore during the last six months of 2006.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The current principal method of extraction is sub-level stoping. Development efforts are being directed at the Peumo and Berta vein structures, as these will become important production zones for 2007. The mill has a three stage crushing, grinding, flotation and leaching circuit to produce a doré bar followed with a production of a zinc concentrate.

During 2006, the Company drilled nearly 40,000 meters. An aggressive infill and exploration drilling campaign is planned for 2007 on the 12,500 hectares of leased mining claims within the Minera Florida claim block.

Agua de la Falda
On September 22, 2006, the Company initiated a strategic partnership and announced the acquisition of a 56.7% controlling interest in Agua de la Falda (“ADLF”), which includes the Jeronimo Deposit from the Corporacion Nacional del Cobre de Chile (“CODELCO”) for $20.0 million. ADLF’s properties, located 50 kilometers southeast of El Salvador in the Third Region of Northern Chile, encompass over 240 km2 and include the El Hueso, Coya and Agua de la Falda mines that produced over 660,000 gold ounces for Homestake Mining Company between 1988 and 2002. The Jeronimo Deposit is the downdip extension of the ADLF deposit. Exploration and development work completed by previous owners, Homestake and Barrick, included at least 150 diamond drill holes that have delineated the manto that hosts the Jeronimo Deposit. A 3D geologic model completed with this drilling indicates potential for 12 to 18 million tonnes of mineralization with average grades of between 5 and 7 grams per tonne gold. The potential mineral body is largely unoxidized and will require further metallurgical testing to determine the most economic processing techniques to recover the gold in a production environment. There is an existing scoping study on the property and, as part of the agreement, Meridian will be required to prepare the feasibility study of the Jeronimo Deposit. A full scoping study will be underway during the first quarter of 2007. Meridian is currently completing an infill exploration program on behalf of the Joint Venture. As part of the program a NI 43-101 resource estimate will be completed.

Esquel
In 2002, the Company completed the acquisition of Brancote Holdings Plc (“Brancote”), the owner of the Esquel Gold Project. The contiguous properties that form the Esquel Gold Project are located in the Sierra de Esquel mountain range, about 7 kilometers northeast of the town of Esquel (population: 30,000), in southern Argentina and comprise an aggregate of 141,000 hectares of land, including 43,365 hectares for the Esquel corridor. The Galadriel-Julia vein system, which constitutes the Esquel Gold Project and which is the current focus of development for the Company, is located on the Cordon de Esquel property. The Company owns its 100% interest in this property through Minera El Desquite (“MED”). During 2005, the Company sold its portion (60%) of three properties held in a joint-venture agreement which were acquired in the Brancote transaction that were deemed non-essential to the core property. These properties were sold to Patagonia Gold S.A., the former joint-venture partner.

During 2003, Meridian paused its development efforts following a non-binding referendum wherein the majority of the citizens of the town of Esquel voted not to support the development of an open pit mine. Meridian has focused its efforts on identifying and addressing the community’s concerns. Activities have culminated in the development of a new underground mining plan and a re-engineered processing facility addressing the local concerns, which include social, environmental and technical aspects of the project. During 2006, the provincial government banned all metal-mining related activity for a three-year period. This ban does not impact the land titles which the Company holds. Meridian remains confident in the long-term economic, environmental and technical aspects of the Esquel project. The Company is committed to building trust with the community of Esquel, government of the province, and Argentina, through Meridian’s demonstrated history and current practice of responsible mining.

In 2005, as development activities on the Esquel project had been interrupted and the delay in development activities reached three years, based on applicable accounting guidelines, there was a presumption that a write-down of capitalized costs, deferred development and pre-operating costs was necessary. Since the timing of the approval process for the project could not be reasonably determined at that time, Meridian did not have persuasive evidence that a write-down should not be taken. Therefore, under applicable accounting guidelines, Meridian wrote-down the long-lived assets to their estimated fair value. The carrying value of the Esquel mineral properties was written down by approximately $542.8 million to $2.5 million, the estimated fair market commercial real-estate value of the land, comparable to similar land with non-mining uses in this region.

Based on the above mentioned write-down, where applicable, financial information presented in the following sections relating to 2005 will be presented to reflect both final results including the impairment, and pre-impairment amounts for comparative purposes.

The following tables and explanations describe the values used in the write-down of the Esquel property. All numbers are shown rounded to the nearest million. The $542.8 million write-down associated with the Esquel property is reflected in table 1:

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

TABLE 1 (USD millions)
Purchase price	$310.0
Spending on project	6.1
Future tax liability(1)	149.1
Currency translation adjustment(2)	77.6
Esquel asset impairment	542.8
Income tax benefit	163.9
Net impairment	$378.9

Note:
(1) The future tax liability is related to the future tax expense acquired as part of the purchase of the project.
(2)  The currency translation adjustment is related to the balance sheet adjustments for the foreign exchange difference between the time of purchase and the time of the write-off.

Rossi
The Rossi property spans approximately 28 square kilometers on the northern end of the Carlin Trend located in northeast Nevada. The mineralization at Rossi is sediment-hosted and occurs in the same structural and stratigraphic sequence as economic mineralization throughout the Carlin Trend. Three main areas were discovered on the property from surface drilling which are the 49er, End, and Discovery Zones.

During 1998, the Company entered into a joint venture with Barrick Gold Corporation (“Barrick”) on the Rossi property. Barrick earned a 60% interest in the property in 2003 by completing its required earn-in spending of $15.0 million on the property. The Company retained a 40% ownership in the joint venture.

All exploration and development work on the Rossi property in 2006 was carried out by Barrick and funded on a proportional basis under the joint venture agreement. In 2006, Meridian’s share of the joint venture development cost expenses were $2.5 million.

During 2006, exploration drilling, development work and sample testing of the ore continued. All of the federal and state permitting is in place for production. The Company approved the operating budget and plan presented by Barrick and expects production to start during the second quarter of 2007.

Beartrack
Beartrack, a 100% owned open-pit heap leach operation, is located approximately 11 miles west of Salmon, Idaho. Mining of all the economic ore was completed in 2000. During 2005, the Company spent $2.0 million for reclamation activities and recovered $0.1 million for gold sales from residual leaching. As part of the review process of the property in 2006, it was determined that the long-term expenditures for the closure of the property were less than the liability booked, resulting in a reduction of the ARO liability of $1.0 million.

Results of Operations

Selected Annual Financial Information
(as at and for the year ended December 31)
(in millions of USD, except per share data)
	2006	2005	2004
Revenue	$240.0	$174.3	$157.3
Pre-impairment earnings (1)	n/a	$39.9	n/a
Net earnings (1)	$48.6	$(346.4)	$36.6
Basic earnings per share	$0.48	$(3.47)	$0.37
Diluted earnings per share	$0.48	$(3.44)	$0.37
Total assets	$527.9	$400.7	$892.1
Total long-term liabilities	$121.0	$79.9	$230.6

(1) Net earnings include the write-down of the Esquel property for $542.8 million offset by $163.9 million in future tax elimination resulting in a net impairment of $378.9 million. The impairment for the Esquel property results in a loss of $346.4 million and loss per share of $3.47 and $3.44 on basic and diluted basis respectively.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Summary of Quarterly Results

	FY2006				FY2005
(In millions of USD except per share data)	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Revenue	$65.0	$62.2	$57.3	$55.5	$49.3	$42.2	$40.9	$41.9
Pre-impairment earnings (loss)(1)	6.5	5.7	18.8	17.6	12.3	9.0	9.1	9.8
Net earnings (loss)	6.5	5.7	18.8	17.6	(374.3)	9.0	9.1	9.8
Basic earnings per share Pre-Imp.(1)(2)	$0.06	$0.06	$0.19	$0.18	$0.12	$0.09	$0.09	$0.10
Diluted earnings per share Pre-Imp.(1)	0.06	0.06	0.19	0.18	0.12	0.09	0.09	0.10
Basic earnings per share(1)(2)	$0.06	$0.06	$0.19	$0.18	$(3.73)	$0.09	$0.09	$0.10
Diluted earnings per share(1)	0.06	0.06	0.19	0.18	(3.71)	0.09	0.09	0.10

 (1)   Net earnings is equal to Income including write-down of the Esquel property for a net $337.9 million (see Esquel section of MD&A). Q4 2005 results including the impairment write-down are Net loss of ($374.3) million and basic and diluted loss per share of ($3.73) and ($3.71) respectively.
(2) Quarterly amounts do not sum to full year amounts due to rounding.

Net income for the year ended December 31, 2006 was $48.6 million ($0.48 per share) compared to net earnings before the impairment for the year ended December 31, 2005 of $39.9 million ($0.40 per share). The net loss for 2005 including the Esquel write-down was ($346.4) million ($3.47 per share). This increase, pre-impairment, of $9.3 million or $0.09 per share is the result of higher realized gold and silver prices, increased silver production and is offset by lower gold ounces produced and higher costs resulting from operations due to higher tonnes processed and higher reagent costs along with higher exploration and selling, general and administrative spending.

Total revenue of $240.0 million for the year ended December 31, 2006 increased $65.7 million over the same period in 2005 of $174.3 million. Gold revenues increased 21% from $133.8 million in 2005 to $161.3 million for 2006. The higher realized gold price versus the previous year ($603 per ounce realized versus $447 per ounce), was offset by a 11% decrease in gold ounces sold (267,800 ounces versus 299,300 ounces). The decrease in gold ounces produced and sold was due to a 28% decrease in the gold grade processed at El Peñón. The silver revenues increased 84% from $40.5 million to $74.7 million due to higher realized silver prices versus the same period for the previous year ($11.46 per ounce realized versus $7.40 per ounce) in addition to a 19% increase in silver ounces sold (6.52 million ounces versus 5.47 million ounces). The increase in silver production is due to an increased proportion of ore coming from higher silver grade sections of the mines, mainly Dorada and Cerro Martillo, and higher throughput at El Peñón along with the additional ounces from Minera Florida.

Over the past three years, the Company has used various companies to purchase and refine its gold and silver produced. In 2005 and 2006, the El Peñón metal was sold through Standard Bank of London and Auramet Trading, New York and refined by Johnson Matthey refinery in Canada and Argor Heraeus refinery in Switzerland. For the six months ended December 31, 2006, after the acquisition of the Minera Florida property, the Company sold and refined its gold and silver to Johnson Matthey in Canada and ENAMI, a Chilean national refinery. Zinc was sold through Ocean Partners.

Cost of sales in 2006 was $76.1 million compared to cost of sales in 2005 of $54.4 million. A portion of this increase in cost of sales is due to the new costs related to the Minera Florida production equaling $11.0 million. The remaining increase is primarily related to higher tonnes mined at El Peñón from the underground mine and higher throughput in the mill, along with the associated increase in reagent and materials usage costs.

Depreciation, depletion and amortization increased $12.4 million to $28.1 million, reflecting the additional $8.4 million charges from the Minera Florida mine, along with increased depletion resulting from the higher tonnes driven by the units of production method, along with production occurring in higher capital cost areas of the mine at El Peñón.

Exploration expense for 2006 of $26.6 million was $1.6 million more than exploration expense in the same period of 2005 of $25.0 million, primarily due to higher exploration spending in Chile at El Peñón and Minera Florida, and in Mexico at the Mercedes project.

Selling, General and Administrative and other expenses for the full year 2006 were $22.7 million versus $13.9 for the full year of 2005. The increase is due, in part, to $6.7 million in expenses related to the incentive payment, restricted and option share awards and pension costs associated with the CEO succession process.

Other expenses for the full year 2006 of $4.6 million include $1.6 million in expenses related to increases in the ARO liability and $2.2 million for a mark to market adjustment loss related to the forward sales contracts for zinc. During the fourth quarter 2006, the Company entered into zinc forward sale contracts for 5,050 tonnes for delivery in 2007, 2008 and 2009. Both of these losses were non-cash, financial losses.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Income tax expense for the full year of 2006 was $45.6 million or an effective rate of 48% compared to $33.9 million before impairment or an effective tax rate of 46% for the full year 2005. The increase in the effective tax rate is due to increased spending in tax jurisdictions with no offsetting tax benefit. The Company paid $43.4 million in cash taxes during 2006.

Based on the information presented above and due to the mentioned write-down of the Esquel property in 2005, all financial information presented for 2005 in this document will be presented to reflect both results prior to the accounting for impairment and including the impairment where applicable. In some instances, the effect of the impairment may be located in the notes to the tables.

The $550.2 million write-down, as shown in the “Impairment of Mining Property and Other” line below (table 2), consists of $542.8 million from the Esquel property and $7.4 million related to the addition to the Asset Retirement Obligation (“ARO”) liability associated with future reclamation costs for the Beartrack property, which ceased operations in 2000. The impaired amounts are offset by the $163.9 million elimination of the future tax liability that was booked in association with the Esquel property, as shown in income tax in the impairment column. The following tables demonstrate a pro forma income statement with the effect of the impairment on net income shown. All numbers are shown rounded to the nearest million.

TABLE 2

	Pre-Impairment		GAAP
For the twelve months ended December 31, 2005	(non-GAAP )	Impairment	Reported
Revenue	$174.3		$174.3
Cost of sales	(54.4)		(54.4)
Depreciation, depletion and amortization	(15.7)		(15.7)
Exploration	(25.0)		(25.0)
Selling, general and administration	(13.9)		(13.9)
Impairment of mining property and other	1.5	(550.2)	(548.7)
Total cost and expense	$(107.5)	$(550.2)	$(657.7)
Earnings before the following	$66.8	$(550.2)	$(483.4)
Interest income	6.9		6.9
Gain (loss) on sale of assets	0.1		0.1
Earnings (loss) before taxes	$73.8	$(550.2)	$(476.4)
Income tax benefit (expense)	(33.9)	163.9	130.0
Net earnings (loss)	$39.9	$(386.3)	$(346.4)

Liquidity and Capital Resources

Cash balances including restricted cash, short-term and long-term investments were $214.7 million as of December 31, 2006 compared to $281.5 million at December 31, 2005. The decrease is due to the purchase of Minera Florida S.A for $100.0 million and the purchase of Agua de la Falda S.A. for $20.0 million. The decrease cash balance was partially offset by cash generated by operations. Working capital decreased to $175.9 million at December 31, 2006 from $265.4 million at December 31, 2005, mainly due to the cash outflows as explained above.

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during 2006 was provided from operations and from existing cash reserves. Cash provided by operating activities increased to $86.1 million in 2006, versus $73.5 million in 2005. In 2007, the Company expects its current cash and short-term investments and cash generated from operations to be sufficient to fund its exploration and capital requirements.

Anticipated cash requirements for 2007 include approximately $35.0 million for planned capital expenditures at El Peñón (which includes approximately $27.0 million in mine development, as the mine continues with the project of expanding its mining production rate from 2,000 to 2,800 tonnes per day) as well as developing accesses and infrastructure for the Providencia sector structure, development of the Fortuna project, and the access to the Al Este vein structure. Planned capital expenditures for Minera Florida are $15.0 million, related to mine development and plant capital. An additional estimated $9.0 million will be required to fund capital expenditures at other Meridian projects and locations. The Company expects to fund these capital projects using the existing cash balances.

Exploration is at the heart of Meridian’s growth strategy and will continue to be an important focus throughout the year. Meridian plans to spend approximately $26.0 million in 2007 to fund exploration activity.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Meridian has sufficient working capital to meet its needs for the next twelve months. Should we decide to develop other exploration and development properties, additional capital may be required. We believe that these capital requirements may be funded by existing cash reserves, by borrowing from third parties or by raising equity. No assurance can be given that such borrowings or capital will be available at terms and conditions acceptable to Meridian, if at all.

Contractual Commitments and Contingent Liabilities

		Less than			More than
(in millions of USD)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Operating leases	$0.6	$0.5	$0.1	$-	$-
Capital leases	$1.2	$0.6	$0.6
Extraction services obligations(1)	121.1	38.0	77.1	6.0	-
Other contracted services	8.9	3.8	5.1	-	-
Asset retirement obligations(3)	36.0	10.4	7.0	1.5	17.1
Pension cost obligations(2)	10.1	3.5	1.0	1.0	4.6
Total	$177.9	$56.8	$90.9	$8.5	$21.7

(1) In January 2005, the Company entered into a 5 year contract for underground extraction services at El Peñón. The remaining estimated value based on forecasted production rates totals $100.7 million over the remaining contract life of 3 years. The contract may be cancelled early, invoking a penalty clause. The maximum penalty is approximately $9.4 million decreasing monthly over the remaining life of the contract. Furthermore, in July of 2006, the Company entered into a 5 year contract for underground extraction services for the Fortuna mine. The remaining estimated value based on the forecasted production rates totals $20.4 million over the remaining contract life of 4.5 years. The contract may be cancelled early, invoking a penalty clause. The maximum penalty is approximately $5.9 million decreasing monthly over the remaining life of the contract.
(2) The timing and amount of additional funding is dependent upon future return on plans assets, discount rates and other actuarial assumptions. The 2006 amount of minimal funding for the defined benefits plan at December 31, 2005 is less than $0.1 million. $0.7 million of the amount related to years 1-5 is related to the benefits due resulting from the death of former Executive Vice-President Ed Colt, who passed away in November of 2005.
(3) Asset retirement obligations are projected spending and do not represent actual money committed or owed by the Company.

Critical Accounting Policies

The Company’s consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. Critical accounting policies and estimates that most impact the consolidated financial statements are those that relate to the Company’s accounting for mineral properties, reclamation obligations and income taxes, which include reserve estimates, impairments and reclamation estimates.

Critical Accounting Estimates
Amortization of Mineral Property, Plant and Equipment
The Company amortizes mineral properties and other assets using the unit of production method, which is based on projected mineable tons. Therefore, mineral reserves may affect amortization of mineral property, plant and equipment costs. Mineral reserves are affected by the price of gold, production costs and other factors. These estimates are reviewed on a regular basis and are adjusted to reflect current mining plans. The estimated useful life of an asset is limited by the remaining life of the ore body to which the asset relates.

Impairment of Assets
The Company reviews the carrying value of its properties when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews use factors such as political, social, legal and environmental regulations. These factors are subject to changing economic conditions, regulations and the accuracy of assumptions.

Asset Retirement Obligation Estimates
Asset retirement obligation costs to be incurred following mine closure are estimated and recorded as an asset retirement obligation with the obligation added to the carrying amount of the long-lived asset. The estimates are reviewed on a routine basis as to the accuracy of remaining costs to be incurred and are adjusted as necessary. Any change to an estimate is reflected in the consolidated financial statements on a prospective basis.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Valuation of Future Income Taxes
The Company recognizes future tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Management regularly reviews the Company’s future tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected taxable income and the expected timing of the reversals of existing temporary differences. During 2002, the Company fully recognized the remaining future tax asset and future credit acquired in the 2001 purchase of Pacific Rim Resources Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A. “IMDI”. Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of Canadian and foreign future tax assets and estimates of future earnings in these jurisdictions as of December 31, 2004.

Changes in Accounting Policies
Silver Revenue and Refining Costs
Commencing January 1, 2006, the Company recognizes silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in the price of silver. The Company previously recognized silver sales as a by-product and reported its silver revenue with cost of sales. The Company has also changed its classification of refining cost from netting against revenue to including it in cost of sales. Commencing January 1, 2006, both of these changes were adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months and twelve months ended December 31, 2005 have been increased by $13.7 million ($13.1 million silver revenue, $0.6 million refining expenses) and $42.5 million ($40.5 million silver revenue, $2.0 million refining expenses), respectively, from the amounts previously reported.

Asset Retirement Obligations
Effective January 1, 2004, Meridian adopted the CICA’s new Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”) which applies to legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or the normal operation of a long-lived asset. Meridian believes its mineral properties and reclamation obligations are subject to the provisions of HB 3110.

Under HB 3110, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. HB 3110 requires the estimated future cash settlement of an asset retirement obligation to be discounted in arriving at the liability reported in the current period. Upon initial recognition of the liability, the asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. This asset retirement cost will be depreciated over the life of the related asset using the unit-of-production method. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates.

Meridian has retroactively applied this change in accounting policy and restated the prior years consolidated financial statements. The effect of this change is detailed in note 16 to the consolidated financial statements.

Stock-Based Compensation
Effective January 1, 2002, Meridian elected to use the settlement method of accounting for stock options granted to directors and employees, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense was recognized in the Company’s consolidated statements of operations for options granted during each of the years ended December 31, 2002 and 2003 because the exercise price of employee stock options was the market price on the day granted. Effective January 1, 2004, Meridian changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital.

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock option plans when the options were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

This change in accounting for stock-based compensation has been applied retroactively without restatement of prior periods, with the cumulative effect of this change of $0.9 million being reported separately in the consolidated statements of retained earnings as an adjustment to opening retained earnings at January 1, 2004. The effect of this change is disclosed in note 13 to the consolidated financial statements.

Impairment of Long-Lived Assets
Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

MERIDIAN GOLD INC. 2006 ANNUAL REPORT  25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

In determining whether or not the Company has an impairment, an analysis is undertaken of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the analysis must take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions which could result in the future recognition of an asset impairment.

Should a change in economic assumptions occur, causing the estimate of future cash flows to fall below the carrying value of the Company’s assets, the Company will first write down the net deferred tax liability associated with the assets rendering no impact to the consolidated statements of operations. Following this, should additional impairment be required, the Company will further write down the assets to the consolidated statement of operations under the heading of impairment of mining properties.

Recent Accounting Pronouncements
The following recent Canadian accounting pronouncements from the CICA Handbook are effective for our fiscal year beginning on January 1, 2007:

- Section 1506, “Accounting Change”: Criteria for changing accounting policies and the accounting treatment and disclosure of changes in accounting policies, accounting estimates and correction of errors
- Section 1530, “Comprehensive Income”: Standards for reporting and display of comprehensive income - Section 3051, “Investments”: Standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments
- Section 3855, “Financial Instruments - Recognition and Measurement”: Standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives
- Section 3861, “Financial Instruments - Disclosure and Presentation”: standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them
- Section 3865, “Hedges”: Section establishes standards for when and how optional hedge accounting may be applied. Hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses (including the effects of counterbalancing changes in cash flows) are recognized in net income in the same period or periods. Hedge accounting is applied only when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income in a different period than gains, losses, revenues and expenses on the hedged item, and
- EIC 160 “Stripping Costs Incurred in the Production Phase of a Mining Operation” establishes that stripping costs should be accounted for according to the benefit received by the entity and that capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity.

Outstanding Share Data

As of December 31, 2006 101,090,400 (December 31, 2005 - 100,233,173) common shares were outstanding and 827,497 stock options were outstanding issued to directors and employees with exercise prices ranging between USD2.25 and USD26.79 per share, of which 609,870 were exercisable with expiry dates between January 2007 and March 2016.

Non-GAAP Measures
Meridian has provided measures of “net cash cost per gold ounce”, “total net cost per gold ounce”, “cash cost per gold equivalent ounce” and “total cost per gold equivalent ounce”, which are included in this document. Net cash cost per gold ounce is determined according to the Gold Institute Standard and consists of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties (the Chilean royalty tax is not included as it is considered an income tax), net of silver and/or zinc by-product credits, but does not include capital, exploration, depreciation, reclamation and financing costs. Total net cash cost per gold ounce is total net cash costs divided by gold ounces produced. Total net cost consists of “total net cash cost” plus depreciation, depletion, amortization and reclamation expenses. Total net costs per gold ounce are total net costs divided by gold ounces produced. Cash costs are equivalent to net cash cost adding back the silver by-product credit. Cash cost per gold equivalent ounce is total cash cost divided by the total of the gold ounces plus silver ounces converted to an equivalent amount of gold as determined by the ratio of the gold price per ounce divided by the silver price per ounce. Total cost consists of “total cash cost” plus depreciation, depletion, amortization and reclamation expenses. Total cost per gold equivalent ounce is “total cost” divided by the gold equivalent ounces produced.

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), stakeholders use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

	Twelve months ended Dec 31, 2006			Twelve months ended Dec 31, 2005
Non-GAAP Reconciliation	Minera Florida	El Peñón	Consolidated	Minera Florida	El Peñón	Consolidated
By-product method of calculating cost per ounce
Cost of sales (before depreciation, depletion and amortization)			$76.1	$-		$54.4
Less reclamation			$(1.3)			$(0.4)
Net cost of sales (before depreciation, depletion and amortization)	$11.0	$63.8	$74.8		$54.0	$54.0
Silver revenues	(1.6)	(73.1)	(74.7)	-	(40.8)	(40.8)
Zinc revenues	(3.9)	-	(3.9)	-	-	0.0
Other	(0.1)	(2.1)	(2.2)	-	(1.6)	(1.6)
Total net cash costs	5.4	(11.4)	(6.0)	-	11.6	11.6
Gold production in ounces from active properties	37,968	230,145	268,113	-	303,509	303,509
Total net cash costs per gold ounce	$144	($ 50)	($ 22)	$-	$38	$38
Total net cash costs	5.4	(11.4)	(6.0)	-	11.6	11.6
Depreciation, depletion and amortization from operations	8.4	19.4	27.8		15.2	15.2
Total net cost	$13.8	$8.0	$21.8	$-	$26.8	$26.8
Gold production in ounces from active properties	37,968	230,145	268,113	-	303,509	303,509
Total net cost per gold ounce	$364	$35	$81	$-	$88	$88
Gold equivalent ounce method of calculating cost per ounce (zinc as by-product)
Gold production in ounces from active properties	37,968	230,145	268,113	-	303,509	303,509
Silver ounce conversion factor:	52.3	52.3	52.3	-	60.8	60.8
Gold price (avg. London PM fix)	$603	$603	$603	$-	$445	$445
Silver price (avg. London fix)	$11.54	$11.54	$11.54	$-	$7.31	$7.31
Silver ounces from active properties	135,463	6,428,913	6,564,376	-	5,537,784	5,537,784
Converted silver ounces (ounces/factor)	2,590	122,940	125,531	-	91,022	91,022
Gold equivalent ounces	40,558	353,085	393,644	-	394,531	394,531
Cost of sales	$11.0	$63.8	$74.8	$-	$54.0	$54.0
Zinc revenues	$(3.9)	$-	$(3.9)	$-	$-	$0.0
Other	(0.1)	(2.1)	(2.2)	-	(1.6)	(1.6)
Total cash cost	7.0	61.7	68.7	-	52.4	52.4
Total cash cost per gold equivalent ounce (zinc as by-product credit)	$174	$175	$175	$-	$133	$133
Total cash cost	$7.0	$61.7	$68.7	$-	$52.4	$52.4
Depreciation, depletion and amortization from operations	8.4	19.4	27.8	-	15.2	15.2
Total cost	15.4	81.1	96.5	-	67.6	67.6
Total cost per gold equivalent ounce (zinc as by-product credit)	$380	$230	$245	$-	$171	$171

Qualified Statement
All drill samples sent for assay at El Peñón are subject to rigorous Quality Assurance and a Quality Control Program that conforms to NI 43-101 standards. Duplicate reverse circulation drill samples are collected at 2 or 1 meter intervals, depending on type of drill target. One sample is sent for assay, and the duplicate is stored on site for verification and/or metallurgical purposes. Round Robin verified blind standards are inserted into the sample stream along with barren, duplicate and unmineralized samples that test sample preparation procedures, accuracy and precision of results and check for sample contamination at the lab. All core or diamond drill samples are mechanically split with one half of the sample stored on site and the

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

second half sent for assay utilizing the QA/QC procedures. ACME Laboratories (“ACME”) operates an on site sample preparation lab that is closely monitored by the El Peñón QA/QC Management. Sample pulps produced on site are sent to ACME in Santiago, Chile for analysis. All samples are assayed using standard Fire/AA procedures (AuAA22, AgAA45). Gold results greater than 5 ppm* are re-analyzed using a gravimetric finish** (Au-GRA22). Silver results greater than 100 ppm are re-analyzed using a complete acid digestion (Ag-AA62) with silver assays greater than 300 ppm being re-analyzed using a gravimetric finish** (Ag-GRA22). Any assay results that are not deemed statistically acceptable are not entered into the database.

*parts per million
**results reported in grams/tonne

Additional Information

Additional information relating to Meridian, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

MERIDIAN GOLD INC.
Supplemental Data

Management’s Report of Internal Control Over Financial Reporting

It is management’s responsibility to establish and maintain internal control over financial reporting for the Company. Internal control over financial reporting is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Internal control over financial reporting may not prevent or detect misstatements.

Our internal control over financial reporting includes policies related to the maintenance of records that is reasonable, detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are properly recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are authorized by management and directors, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework. Management’s assessment included an evaluation of the design and testing of the operational effectiveness of the internal control over financial reporting. Management reviewed the results with the Audit Committee of the Board of Directors.

Based on this assessment, management determined that as of December 31, 2006 the Company had effective internal control over financial reporting. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, and they have issued an attestation report on management’s assessment. Projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions or deterioration of compliance to the policies.

Directors

Effective January 1, 2007, Brian J. Kennedy retired from serving as the President and CEO of Meridian Gold Inc. Also effective this date, Mr. Kennedy will serve as Chairman of the Board of Directors. Christopher R. Lattanzi will fill the position of Lead Director on the Board of Directors. In addition, as of January 1, 2007, Edward C. Dowling will assume the role of President and Chief Executive Officer of Meridian Gold Inc. The Board composition is as follows:

Edward C. Dowling, President and Chief Executive Officer
Richard P. Graff (1*,3), Consultant
Robert A. Horn(2), Private Investor
Brian J. Kennedy, Chairman
Christopher R. Lattanzi(1,2), Lead Director, Mining Consultant
Malcolm W. MacNaught(2*), Private Investor
Gerard E. Munera(1,3), Private Investor
Carl L. Renzoni(3*), Private Investor
Notes (1) Member of the Audit Committee (2) Member of the Compensation Committee (3) Member of the Corporate Governance Committee * Chair of the Committee

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